SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549
                         ____________________

                              FORM 8-A/A
                           AMENDMENT NO. 2

          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
              PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

                             PLEXUS CORP.

        (Exact name of registrant as specified in its charter)


        WISCONSIN                                 39-1344447

(State of incorporation or                    (I.R.S. Employer
      organization)                           Identification No.)


55 JEWELERS PARK DRIVE, NEENAH, WI                54957-0156

(Address of principal executive offices)          (Zip Code)


If this form relates to the        If this form relates to the
registration of a class of         registration of a class of
securities pursuant to Section     securities pursuant to Section
12(b) of the Exchange Act and      12(g) of the Exchange Act
is effective pursuant to General   and is effective pursuant to
Instruction A.(c), please check    General Instruction A.(d),
the following box. /__/            please check the following
                                   box. /__/

Securities Act registration statement file number to which this form relates____ n/a _____
            (If applicable)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each class to be so       Name of each exchange on which
registered                         each class is to be registered
     None                          None

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                     Common Stock, $.01 par value

                           (Title of Class)
                         ____________________




This Amendment No. 2 is filed to update Item 1 to reflect various developments relating to Plexus' common stock such as the adoption of the Plexus shareholder rights plan, the conversion of a former class of preferred stock, and statutory changes.


ITEM 1.  DESCRIPTION OF PLEXUS'S SECURITIES TO BE REGISTERED.

     The class of securities registered is common stock, $.01 par value, of Plexus Corp. The Plexus restated articles of incorporation authorize Plexus to issue 60,000,000 shares of common stock and 5,000,000 shares of preferred stock, $.01 par value. The preferred stock may be issued in such series, and with such designations, as the Board of Directors may specify at the time of issuance. The Articles currently designate 1,000,000 of the preferred shares as Series A Junior Participating Preferred Stock (the "Series A Preferred Stock" ).

     The holders of Plexus common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting rights are able to elect all of the directors. The articles do not provide for classification of the Board of Directors.

     Subject to any prior rights of holders of preferred stock, dividends may be paid to holders of common stock when, as and if declared by the Board of Directors out of funds legally available therefor, subject to any contractual restrictions on the payment of dividends. If Plexus is liquidated, dissolved or wound up, the holders of common stock will be entitled to receive their pro rata share of the assets of Plexus remaining after payment or provision for payment of its debts and other liabilities and the amount of any preferred stock liquidation preference.

     The outstanding shares of Common Stock are fully paid and nonassessable, except for the statutory liability of shareholders under Section 180.0622(2)(b) of the Wisconsin Business Corporation Law. That section imposes personal liability on shareholders of Wisconsin corporations for debts owed to employees for services performed, but not exceeding six months service in any one case. While the relevant statute limits this liability to the par value of the shares held, this limitation has been interpreted by a Wisconsin trial court to mean the consideration paid to the corporation for such shares.

     The holders of common stock are not entitled to any preemptive, subscription, redemption or conversion rights.

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

     Voting Rights. Each share of Series A Preferred Stock entitles the holder to 100 votes on each matter voted on by shareholders. The holders of Series A Preferred Stock vote together as a single class with the common stock and each other class of capital stock having general voting rights, except as otherwise required by law. The affirmative vote of holders of at least two-thirds of the outstanding shares of Series A Preferred Stock is required to amend the articles in any manner which would materially and adversely alter or change the powers, preferences or other rights of the Series A Preferred Stock.

     Dividends and Distributions. Each share of Series A Preferred Stock entitles the holder to receive dividends (other than dividends payable in common stock) in the same form as declared on the common stock in an amount equal to 100 times the dividend payable on the common stock. The right to receive dividends is subject to the rights of any class of capital stock ranking senior to the Series A Preferred Stock, but is in preference to the holders of common stock and any class of capital stock ranking junior to the Series A Preferred Stock.

     If the payment of dividends or other distributions on the Series A Preferred Stock is in arrears, Plexus may not: (1) pay dividends on or acquire (directly or through any subsidiary) any shares of common stock or any other class of capital stock ranking junior to the Series A Preferred Stock; or (2) pay dividends on or acquire (directly or through any subsidiary) any shares of any class of capital stock ranking on a parity with the Series A Preferred Stock unless the dividends are paid pro rata among all such classes or any such purchase is effected pursuant to an offer to purchase made to all holders of such shares on terms and conditions determined by Plexus to be fair and equitable.

     Liquidation. If Plexus is liquidated, holders of the Series A Preferred Stock would be entitled to receive all accrued but unpaid dividends plus for each share an amount equal to the greater of $1.00 or 100 times the amount to be distributed to each share of common stock, before the distribution of any proceeds of the liquidation to holders of common stock or any other class of capital stock ranking junior to the Series A Preferred Stock.

     Other Rights.   The holders of Series A Preferred Stock do
not have any conversion rights, put rights or preemptive rights. The Series A Preferred Stock is not subject to redemption. In the event of any merger or other transaction in which shares of common stock are converted into or exchanged for property or other capital stock, each share of Series A Preferred Stock would be converted into 100 times the amount of such property or capital stock into which the common stock is converted or exchanged.

     Adjustment of Rights. Each of the above-described multiples relating to voting power, dividends, liquidation preference and property or other capital stock to be received upon a merger or other transaction is subject to adjustment to reflect the effect of any increase or decrease in the amount of outstanding common stock due to a dividend payable in common stock or any stock split or reverse stock split.

     Presently, there are no outstanding shares of Series A Preferred Stock. However, each share of common stock includes an associated right, not presently exercisable, to purchase 1/100th of a share of Series A Preferred Stock, as discussed below under Shareholder Rights Plan.

SHAREHOLDER RIGHTS PLAN

     Plexus has in effect a shareholder rights plan in connection with which Plexus has entered into a Shareholder Rights Agreement with Firstar Trust Co., as rights agent. The rights plan provides for a dividend distribution of one preferred stock purchase right to be attached to each outstanding share of Plexus common stock. The right associated with each outstanding share of common stock entitles the holder to buy 1/100th of a share of Series A Preferred Stock for $108. The rights are not currently exercisable or transferable apart from the common stock.

     The rights will become exercisable 10 business days after a person or group acquires 15% or more of the outstanding Plexus common stock (thus becoming an acquiring person ) or commences or publicly announces the intent to commence a tender or exchange offer that would cause such person's or group's beneficial ownership to equal 15% or more of the outstanding common stock, subject to certain exceptions. After the rights become exercisable, each right would then entitle the holder (other than the acquiring person) to purchase common stock that has a market value of twice the exercise price of the right. If after the rights become exercisable Plexus or a specified portion of its assets is acquired in a merger or other business combination transaction, each exercisable right would then entitle the holder to purchase common stock of the acquiring person or an affiliate that has a market value of twice the exercise price of the right. Subject to certain exceptions, each right is redeemable by Plexus for $.01 at any time prior to the time the rights become exercisable. The rights expire on August 11, 2008.

     The rights issued under the Plexus shareholder rights plan may make any merger or other acquisition of Plexus prohibitively expensive unless it is approved by the Board of Directors, because the rights allow Plexus shareholders to purchase the voting securities of Plexus or a potential acquirer at one-half of their fair market value.

CERTAIN STATUTORY PROVISIONS

     Business Combination Statute. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law regulate a broad range of business combinations between a resident domestic corporation and an interested stockholder. A business combination is defined to include any of the following transactions:

     *    merger or share exchange;
     * sale, lease, exchange, mortgage, pledge, transfer, or other disposition of assets equal to 5% or more of the market value of the stock or assets of the company or 10% of its earning power or income;
     * issuance of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock; and
     *    adoption of a plan of liquidation or dissolution.

     A resident domestic corporation is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act and that, as of the relevant date, satisfies any of the following:

     *    its principal offices are located in Wisconsin;
     * it has significant business operations located in Wisconsin;
     * more than 10% of the holders of record of its shares are residents of Wisconsin; or
     * more than 10% of its shares are held of record by residents of Wisconsin.

     Plexus is a resident domestic corporation for purposes of these statutory provisions.

     An interested stockholder is defined to mean a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years.

     Under this law, Plexus cannot engage in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the Board of Directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested stockholder before such acquisition. Plexus may engage in a business combination with an interested stockholder after the three-year period with respect to that stockholder expires only if one or more of the following conditions is satisfied:

     * the Board of Directors approved the acquisition of the stock prior to such stockholder's acquisition date;
     * the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder; or
     * the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

     Fair Price Statute. The Wisconsin Business Corporation Law also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant shareholder and a resident domestic corporation such as Plexus require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A significant shareholder for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or is an affiliate of the corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Any such business combination must be approved by 80% of the voting power of the corporation's stock and at least two-thirds of the voting power of the corporation's stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:

     * the aggregate value of the per share consideration is equal to the higher of:
     * the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;
     * the market value of the corporation's shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or
     * the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and
     * either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

     Control Share Voting Restrictions. Under Section 180.1150 of the Wisconsin Business Corporation Law, unless otherwise provided in the articles of incorporation, the voting power of shares of a resident domestic corporation held by any person or group of persons acting together in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation's shareholders have approved restoration of the full voting power of the otherwise restricted shares. Because of the 10% threshold contained in Wisconsin's business combination statute discussed above, this control share threshold of 20% may not be implicated unless the board of directors first approves a transaction that permits a shareholder to exceed the 10% ownership level.

     Defensive Action Restrictions. Section 180.1134 of the Wisconsin Business Corporation Law provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following:

     * acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares; or
     * sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

     The foregoing provisions of Wisconsin law and the Plexus shareholder rights agreement, the ability to issue additional shares of the common stock and preferred stock without further shareholder approval (except as may be required by the Nasdaq Stock Market corporate governance standards) and the ability of the Board of Directors to fix the designations of further classes of preferred stock (including the ability to issue preferred stock with substantial voting rights) could have the effect, among others, of discouraging take-over proposals for or impeding a business combination involving Plexus.

                      *   *   *   *   *   *   *

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, Plexus has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              PLEXUS CORP.


                              By:  /s/ Joseph D. Kaufman
                                    Joseph D. Kaufman
                                    Vice President, Secretary and
                                     General Counsel

Date: May 18, 1999